November 14, 1997

Electro Rent Corporation
6060 Sepulveda Boulevard
Van Nuys, California
91411

Attention:  William Weitzman


Re: Acquisition Agreement dated September 21, 1997 by and among General Electric Capital Technology
Management Services Corporation, General Electric
Capital Corporation and Electro Rent Corporation

Gentlemen:

	The undersigned are parties, with you, to the Acquisition Agreement dated September 21, 1997 (the "Agreement") by and among General Electric Capital Technology Management Services Corporation ("Seller"), General Electric Capital Corporation ("GECC") and Electro Rent Corporation ("Purchaser"). Subsequent to the date of the Agreement, we have jointly decided that at the Closing referred to therein, Seller shall retain certain accounts receivable and finance leases, and certain personnel and assets associated therewith, which would otherwise have been included within the Purchased Assets and have agreed upon certain other matters. This letter (the "Amendment") is to set forth our agreement that the above-referenced agreement (the "Agreement") shall be amended as set forth herein, and except as so set forth, shall continue in full force and effect. Capitalized terms which are defined in the Agreement shall have the meanings therein set forth, when such terms are used herein.

	1.  Revisions to the Agreement.

	Section 1.1(b).  The Purchased Assets, as described in
Section 1.1(b) of the Agreement and in Exhibit A, attached thereto, shall not include either of the following: (i) accounts receivable for which customers of Seller have been billed prior to the Closing Date, or which represent unbilled accruals that are not for rentals and operating leases where the period of performance began within the 32 days prior to the Closing; or (ii) equipment leases classified as finance leases and direct financing leases on the books and records of the Business, including the equipment, deferred income and salvage value associated therewith. The receivables to be excluded from the Purchased Assets pursuant hereto are hereafter referred to as "Retained Receivables" and the finance leases and direct financing leases so excluded are hereafter referred to as the "Finance Leases." Annex 1 sets forth all of the Retained Receivables known to Seller as of March 31, 1997.
The book value as of March 31, 1997 of the Retained Receivables is estimated at $45,513,000, net of allowance for losses, and the book value of the Finance Leases as of such date is estimated to be $29,892,000. In addition, the Purchased Assets shall not include: (i) taxes receivable; or
(ii) vendor receivables.

	Section 1.1(c). The Assumed Liabilities, as described in Section 1.1(c) of the Agreement and in Exhibit B, attached thereto, shall not include any amounts for employee compensation or benefits, including payroll, sick leave, vacation, bonus, commission or other incentive compensation accruing prior to the Closing.

	Section 1.1 (e). Section 1.1 is hereby amended by adding a new subsection (e) as follows:

	(e) In the event that the assignment to Purchaser of any lease or other contract or agreement pursuant hereto would constitute a breach or default thereunder, or result in a loss of rights by Seller or Purchaser thereunder, then this Agreement shall not constitute an assignment of such lease or other contract or agreement. From and after the Closing, Seller and Purchaser shall cooperate in such sublease, agency, subcontract or other arrangement as Purchaser may reasonably request in order that Purchaser shall receive the benefits of each such lease or other contract or agreement and Purchaser shall discharge the obligations of Seller thereunder. Following the Closing, Seller shall use commercially reasonable efforts to obtain such consent as may be required in order that the assignment of each such lease or other contract or agreement may be completed; provided that as an alternative to obtaining the consent of the landlord to assign any facilities lease, Seller may elect to sublease the facility to Purchaser for the same rent and on the same terms and conditions as the lease to Seller and Purchaser shall accept any such sublease. Seller agrees that it shall reimburse
Purchaser for any loss, cost or expense that may be incurred by Purchaser by reason of the failure of Seller to obtain any required consent to assignment of any facility lease to Purchaser at the Closing hereunder.

	Section 1.2(a).  The Purchase Price, as set forth in
Section 1.2(a) of the Agreement, shall be the sum of (i)
$240,773,000 subject to the adjustments referred to therein and (ii) the assumption of the Assumed Liabilities.

	Section 2.5.  The amount deposited with the Escrow
Agent at the Closing shall be $7 million instead of $15 million.

	Section 2.6.

a.	Notwithstanding their inclusion in Schedule 4.2(a)
none of: (i) the Retained Receivables, the Finance Leases, and any reserves applicable thereto; (ii) taxes receivable;,
(iii) vendor receivables; nor (iv) the accruals for employee compensation or benefits, including payroll, sick leave, vacation, bonus, commission or other incentive compensation referred to above in Section 1.1(c) shall be included in the Closing Date Balance Sheet prepared pursuant to Section 2.6. Thirty seven percent of the Oracle capitalized software cost shall be reflected on the Closing Balance Sheet, and the remainder of such capitalized cost shall not be so reflected. No amounts representing capitalized software costs after the implementation date of the new billing system shall be reflected on the Closing Balance Sheet. The Deferred Income account number 401-210-000 referred to in Schedule 4.2(a), exclusive of amounts pertaining to Finance Leases, will be reflected as a liability on the Closing Balance Sheet and Statement of Net Tangible Assets, notwithstanding any of the other agreements set forth herein. Also, in Section 2.6(b), the amount $279,250,000, to be used in computing any Balance Sheet Shortfall or Balance Sheet Excess, shall be changed to $203,845,000.

b.	By way of clarification, the parties have agreed
on the following accounting policies to be followed in the preparation of the Closing Balance Sheet:

(i)	the depreciation start date concept heretofore
utilized by Seller;

(ii)		the freight-in capitalization policy
heretofore utilized by Seller;

(iii)		no reserve shall be required for
equipment in Status 24; and

(iv)		the lease billing start dates that have
been used since Seller's new billing system was implemented in June 1997.

	Section 6.5.

	(a) The employees identified on Annex 2 attached hereto, who are engaged in the collection of the Retained Receivables and rents under Finance Leases shall be Retained Employees, for the purpose of Section 6.5, in addition to the up to 37 persons designated or to be designated by Purchaser as provided in Section 6.5(b). Purchaser shall (except as otherwise provided in Section 2.A.(v) below) reimburse Seller the actual out-of-pocket costs incurred following the Closing for those Retained Employees engaged in the collection and administration of the Retained Receivables and Finance Leases, and the costs allocable to their use of the Duluth and Hayward Facilities as provided below, up to a maximum aggregate amount of $425,000, within 30 days of receipt of Seller's statement therefor accompanied by reasonably detailed supporting documentation.

	(b) The 7 employees identified on Annex 2A attached hereto shall not be offered employment by Purchaser pursuant to Section 6.5 and shall remain in the employ of Seller following the Closing. Electro Rent shall reimburse Seller for the cost of all severance payments for these employees, including "lack of work" benefits, upon the termination of their employment with Seller prior to March 30, 1998.

	Section 6.9. Section 6.9 shall be amended to require the delivery of audited financial statements of the Business as of the Closing Date instead of October 31, 1997, in addition to the other audited financial statements of the Business referred to therein. All of the audited financial statements referred to in Section 6.9 shall be delivered to Purchaser not later than 60 days following the Closing Date, rather than December 31, 1997.

	Section 6.11.  The second sentence of Section 6.11
shall be deleted.

	Section 6.12.  Section 6.12, amended to read in its
entirety as follows:

6.12  Repurchase of Certain Equipment.

(a)	For a period of one hundred eighty (180) days
after the Closing, each of Purchaser and Seller shall each use commercially reasonable efforts, consistent with the level of effort, procedures and expenditures made by Purchaser and Seller, respectively, with respect to others of its receivables, to collect those accounts receivable owned by it which constitute
"Subject Receivables" as defined below. For a period of thirty (30) days following the expiration of such 180-day period, Purchaser shall have the option of transferring title to any equipment subject to the same rental agreement as a Subject Receiveable and which is described in (c) below, for an amount equal to the book value of such equipment as of the Closing Date, plus interest on such amount from the Closing Date at the 90-day Treasury rate in effect on the Closing Date plus
1%. The option provided herein shall be exercised by notice in writing to Seller, accompanied by reasonable supporting detail. Payment for equipment transferred to Seller hereunder shall be due within thirty (30) business days following delivery of the notice and supporting detail referred to in the preceding sentence.

(b)	As used herein, the term "Subject
Receivables" shall mean accounts receivable which arise under the same equipment rental agreements as Retained
Receivables and that (i) were, as of the Closing Date, unpaid thirty-one (31) days or more from the invoice date, or (ii) are billed on other than a monthly basis and were, as of the Closing Date, outstanding more than sixty (60) days past the beginning of the rental or lease period of performance ( i.e. the beginning of the billing period).

(c)	The equipment subject to transfer by
Purchaser to Seller pursuant to this Section 6.12 shall be limited to such equipment as remains in possession of the customer only (i) in the case of a customer's inability to pay its obligations as they become due as agreed to by Seller and Purchaser at the time, or in the absence of such agreement, as determined by Purchaser, together with the customer's documented unwillingness to return the equipment, or (ii) in cases where the customer and equipment cannot be located.

	Section 6.13.  All equipment subject to the Finance
Leases shall be excluded from the operation of Section 6.13.

	Section 6.14.  A new Section 6.14 shall be added,
reading as follows:

6.14  Invoicing and Collection for Accrued, Unbilled
Receivables. Following the Closing, Purchaser shall invoice customers for all accrued, unbilled, receivables existing as of the Closing Date, including those accrued, unbilled, receivables which constitute
Retained Receivables and taxes receivable. Purchaser shall use commercially reasonable efforts, consistent with the level of effort, procedures and expenditures made by Purchaser with respect to others of its receiveables, to collect the foregoing receivables.
Purchaser shall have no liability or obligation to Seller in the event of nonpayment by the customer of any of such receivables. Further, Purchaser may, in its sole discretion, at any time or from time to time after 60 days following the Closing Date, elect to cease further collection efforts with respect to any of the foregoing receivables; provided that Purchaser: (i) shall first have notified Seller in writing, not less than 10 days prior to ceasing its collection efforts, of its intention to do so (with any such notice to identify the specific receivables involved); and (ii) shall provide Seller with copies of such existing documentation as shall be relevant and as Seller may request for use in collecting such receivables.

	Section 8.7. The initial amount of the Escrow Fund shall be $7 million instead of $15 million. The amount to be released from the Escrow Fund to the Seller upon completion of the final settlements under the Closing Date Balance Sheet shall be $3 million minus the amount, if any, paid to the Purchaser pursuant to Section 2.6 instead of $11 million minus such amount.

	2.  Additions to the Agreement.

	A.  Cooperation, Access and Use of Facilities.

	(i)	Purchaser and Seller shall cooperate following the
Closing so that, without disrupting the normal business operations of Purchaser, Seller shall have such access to the relevant books, records, computer files and data, invoices, bills, correspondence and other information, included within the Purchased Assets, as it may reasonably require for the purpose of collection, administration and servicing of the Retained Receivables and Finance Leases.

	(ii)	For a period of 6 months following the Closing,
Purchaser shall make space, and necessary telephones, desks and other office equipment, available for those Retained Employees engaged in the collection of Retained Receiveables and rents under Finance Leases at the facilities operated in the Business at Duluth, Georgia (the "Duluth Facility") and Hayward, California (the "Hayward Facility") including parking places for such persons in the parking lot at such facility. The premises to be occupied by the Retained Employees are identified on Annex 3. During such period, Purchaser shall provide or arrange access, utility services, security, janitorial, refuse collection and other services for the premises occupied by the Retained Employees on a basis reasonably comparable to that provided for employees of Purchaser working in the Duluth and Hayward Facilities.
All costs properly allocable to Seller's use of the Duluth and Hayward Facilities, including base rent at the rate of $1,512 and $284 , respectively, per month, fire and casualty insurance, amortization of leaseholds, property taxes, common area maintenance, utilities, telephone charges and security, janitorial, refuse collection and other services shall be paid by Seller to Purchaser monthly within 30 days following submission by Purchaser to Seller of a statement therefore, with reasonably detailed supporting documentation.

	(iii)	For the period from the Closing through
December 31, 1997, Purchaser shall make space, and necessary telephones, desks and other office equipment, available for Seller's employees engaged in the conduct of its service business (unrelated to the Business) at the Duluth Facility and at the facility operated in the Business at Hayward, California (the "Hayward Facility"), including parking places for such persons in the parking lot at such facility. The premises to be occupied by such employees are identified on Annex 4. During such period, Purchaser shall provide or arrange access, utility services, security, janitorial, refuse collection and other services for the premises occupied by such employees on a basis reasonably comparable to that provided for employees of Purchaser working in the Duluth and Hayward Facilities. All costs properly allocable to Seller's use of such facilities, including base rent at the rate of $3,631 and $270, respectively, per month, fire and casualty insurance, amortization of leaseholds, property taxes, common area maintenance, utilities, telephone charges and security, janitorial, refuse collection and other services shall be paid by Seller to Purchaser monthly within 30 days following submission by Purchaser to Seller of a statement therefore, with reasonably detailed supporting documentation.

	(iv)	For the period from the Closing through December
31, 1997, Seller shall make space, and necessary telephones, desks and other office equipment, available for certain of Purchaser's employees at Seller's facility at Norcross, Georgia (the "Norcross Facility"), including parking places for such persons in the parking lot at such facility. The premises to be occupied by the Retained Employees are identified on Annex 5. During such period, Seller shall provide or arrange access, utility services, security, janitorial, refuse collection and other services for the premises occupied by such employees on a basis reasonably comparable to that provided for employees of Seller working in the Norcross Facility. All costs properly allocable to Purchaser's use of the Facility, including base rent at the rate of $6,562.50 per month, fire and casualty insurance, amortization of leaseholds, property taxes, common area maintenance, utilities, telephone charges and security, janitorial, refuse collection and other services shall be paid by Seller to Purchaser monthly within 30 days following submission by Purchaser to Seller of a statement therefore, with reasonably detailed supporting documentation.

	(v)	Seller agrees (a) to indemnify Purchaser for any
loss, cost, liability, claim, damage or expense, including reasonable attorneys' fees, incurred by Purchaser in connection with the use of the Duluth and Hayward Facilities by employees of Seller, and (b) to provide public liability insurance with respect to such employees through the self-insurance program applicable to Seller and GECC, with Purchaser to be provided benefits thereunder as an additional insured. Seller agrees to instruct its employees at the Duluth and Hayward Facilities to follow all rules and regulations prescribed by Purchaser in connection with the operation of such facilities. Seller acknowledges that the rights granted to it hereunder are a mere license, and not a lease, and that Purchaser shall have the right to revoke such license at any time if the employees of Seller do not adhere, in all material respects, to the rules and regulations prescribed by Purchaser.

	(vi)	Purchaser agrees (a) to indemnify Seller for any
loss, cost, liability, claim, damage or expense, including reasonable attorneys' fees, incurred by Seller in connection with the use of the Norcross Facility by employees of Purchaser, and (b) to provide public liability insurance with respect to such employees through the insurance program applicable to Purchaser, with Seller to be provided benefits thereunder as an additional insured. Purchaser agrees to instruct its employees at the Norcross Facility to follow all rules and regulations prescribed by Seller in connection with the operation of such facility. Purchaser acknowledges that the rights granted to it hereunder are a mere license, and not a lease, and that Seller shall have the right to revoke such license at any time if the employees of Purchaser do not adhere, in all material respects, to the rules and regulations prescribed by Seller.

	B. Purchaser's Right to Acquire Retained Receivables and Finance Leases Following the Closing. Following the Closing, at any time or from time to time, Purchaser shall have the right to purchase from Seller the Retained Receivables owing by any customer or group of customers for an amount equal to the full face amount thereof as shown on the books and records of the Business as of the Closing
Date, reduced by the amount of any payments thereon received, and any credits or reductions applicable thereto arising, following the Closing, or for such other amount as Purchaser and Seller may agree. Upon any such purchase, the accounts receivable or leases subject thereto shall no longer constitute Retained Receivables or Finance Leases for purposes of this agreement. Purchaser's right of purchase may be exercised by notice in writing to Seller, which notice shall specify the Retained Receivables to be Purchased and the amount payable therefor (determined as set forth above). Payment for the Retained Receivables so purchased shall be made concurrently with delivery of the foregoing notice, by wire transfer of immediately available funds to such account as Seller shall specify. Any such purchase shall be effective upon delivery of the foregoing notice and payment as provided herein. In the event of any disagreement between Purchaser and Seller with respect to the amount payable for any Retained Receivables purchased by Purchaser hereunder, if the parties are unable to resolve such disagreement within 30 days following the purchase, either Seller or Purchaser may cause such dispute to be resolved as provided in Section 2.D. below. Any purchase of Retained Receiveables hereunder shall be without recourse to Seller.

	C.  Cash Receipts.

	(i)	Following the Closing, Purchaser and Seller shall
report to each other, with reasonable supporting detail, within 3 business days following the end of each calendar week, of all funds received in respect of the Retained Receivables and Finance Leases during such month. Purchaser shall promptly pay over to Seller any amounts received by it which are properly allocable to Retained Receivables or Finance Leases owned by Seller; and Seller shall promptly pay over to Purchaser any amounts received by it which are properly allocable to accounts receivable or leases not constituting Retained Receivables or Finance Leases. All amounts payable pursuant to this Section 2.C. shall be paid within 3 days following the end of the calendar week referred to above, and thereafter shall bear interest at the 90-day Treasury Rate in effect as of such calendar month end, plus 1%.

	(ii)	Any amounts received by Purchaser or Seller from a
customer which has outstanding amounts owing pursuant to both one or more Retained Receivables and/or Finance Leases, as well as receivables or leases owned by Purchaser, shall be handled as follows if they are not designated for, and cannot otherwise be designated to, a specific invoice: Such amounts shall be applied on a proportional basis over all of the obligations of such customer (with such amounts applied, as to each contract, first to the earliest claim under each rental or lease agreement). Any amounts received by Purchaser or Seller which constitute partial payment of an invoice which reflects both one or more Retained Receivables and/or Finance Leases, as well as receivables or leases owned by Purchaser, shall be applied to the amounts owed to Purchaser and Seller on a basis proportional to the amounts due to each on the invoice.

	(iii)	Seller and Purchaser shall each make prompt
reimbursement to the other, as may be required to correct a payment previously made, in the event: (a) any amount is required by law to be refunded to the customer or its legal representative, after the relevant receipt has been paid over to Purchaser or Seller pursuant to the foregoing; or
(b) any incorrect payment is made between them as the result of a computational error.

D. Resolution of Disagreements. In the event of any disagreement between Purchaser and Seller in respect of any amount owing pursuant to this Amendment, each of the parties shall make available to the other for inspection all books, records and documents in its possession which contain relevant information; and the parties shall endeavor to resolve their disagreement. If, at the end of 30 days, the parties shall be unable to do so, the parties will submit the unresolved issue to Price Waterhouse LLP, or such other accounting firm acceptable to the parties, to resolve the issue and make a determination binding on the parties; provided that this dispute resolution procedure shall not be available to the parties unless the aggregate cumulative amount of all such disputes shall exceed $25,000. In making such determination, said accounting firm shall follow such procedures as it reasonably deems appropriate, it being the desire of the parties that any disagreement with respect to the calculation be resolved expeditiously and as economically as practicable. The fees and expenses charged by Price Waterhouse LLP, or such other accounting firm acceptable to the parties, shall be shared one-half by Seller and one-half by the Purchaser. Promptly following any determination by Price Waterhouse LLP, or such other accounting firm acceptable to the parties, Seller or Purchaser (as the case may be) shall make payment as aforesaid of any additional amount owing to it hereunder based upon such determination.

E. Software License. Effective from and after the Closing, Purchaser hereby grants to Seller a perpetual, worldwide, royalty free, non-exclusive license to use the computer programs identified below in the conduct of its business. Such license does not include the right to sub-license or assign, except that Seller may grant one or more sub-licenses for the use of such software to any person controlled by or under common control with Seller, or to any purchaser of all or any substantial part of its business; provided that any such sub-license shall expressly prohibit the use of the licensed software in connection with any activities involving the rental of computers or other electronic equipment. The computer programs covered by this license are as follows:

Central invoice processing system
Sales analysis system (SAS)
Ross accounts receivable
Demand billing (DSBS)
Finance lease billing (CMS


	If the foregoing is in accordance with your understanding of our agreement, please sign in the space provided below, whereupon this letter shall evidence our legally enforceable agreement.


Sincerely yours,

General Electric Capital
Technology Management Services
Corporation


by__________________________

General Electric Capital
Corporation


by__________________________


Accepted and agreed as set forth above

Electro Rent Corporation


by______________________